Exhibit 4

FOR IMMEDIATE RELEASE	29 August 2017

WPP plc (“WPP”)

Director’s Dealing

WPP was notified that on 25 August 2017, Mr Jacques Aigrain, Non-executive Director of the Company, purchased 4,000 WPP plc ordinary shares at an average price of £14.389425 per share. Following this purchase, Mr Aigrain’s holding is now 13,000 WPP ordinary shares.

Contact:

Feona McEwan, WPP	+44 (0)207 408 2204

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